MYCAUSE BEVERAGES INC.
39445 Floral Lane
Mechanicsville, MD  20659

September 9, 2013

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:  Lisa Kohl, Esq.

Re:	MyCause Beverages Inc. Registration Statement on Form S-1 File No. 333-188581

Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MyCause Beverages Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 P.M. on Monday, September 9, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MyCause Beverages Inc.

By:	/s/ Michael J. Fitzgerald, II
Michael J. Fitzgerald, II
President